UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

11 May 2016

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

11 May 2016

Diageo announces changes to Executive Committee

Diageo has today announced the following changes to the Executive Committee.

After 27 years with the business, Nick Blazquez is to leave Diageo in order to pursue new opportunities and challenges. Nick will continue as a Diageo nominee non-executive director on the United Spirits Limited (USL) Board until the end of the calendar year but will step down from the Diageo Executive Committee on 30 June 2016.  At that time, John Kennedy, currently President, Europe, Russia and Turkey, and Alberto Gavazzi, currently President, Latin America and Caribbean, will expand their responsibilities. John will partner with Anand Kripalu, CEO USL, in delivering Diageo's growth opportunity in India.  Diageo will nominate John to replace Nick as Diageo's senior non-executive director on the USL Board.  Alberto will take accountability for Diageo's GTME business and the Global Sales Operational Excellence agenda.

Ivan Menezes, Chief Executive of Diageo, said:

"I have valued Nick's contribution to the development of the strategy, performance, values and culture Diageo has today.  During his career he has provided strong leadership across many parts of our business from Great Britain to Africa, Asia Pacific, Russia, Turkey and latterly India. He has played a key role in the development of Diageo's sustainability agenda as the originator of our Water of Life programme, growing businesses which provide employment and championing local agriculture.

"On behalf of Diageo I want to thank Nick for the role he has played and wish him the very best for the future.

"I will not be replacing Nick's role as I am taking this opportunity to maximise the deployment of our executive talent against the highest value opportunities for Diageo and I congratulate John and Alberto on their new responsibilities."

ENDS

Contacts

Investor relations:	Pier Falcione	+44 (0)20 8978 4838
investor.relations@diageo.com

Media relations:	Kirsty King	+44 (0)20 8978 6855
global.press.office@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JεB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 11 May 2016	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Secretary